Exhibit 99.1
FOR IMMEDIATE RELEASE
NewLead Holdings Ltd. Completes $147 million
Acquisition of Five Vessels
•	Continues execution of fleet growth strategy

•	Creating operational scale and platform to support growth

•	Expands newbuilding program with two Handysize vessels

•	Secures right of first refusal for three newbuild Kamsarmaxes
PIRAEUS, GREECE, July 28, 2010 — NewLead Holdings Ltd. (NASDAQ: NEWL) (“NewLead” or the “Company”) today announced the successful completion of the dropdown of five dry bulk vessels, including two newbuildings with long-term quality time charters attached and the right of first refusal for three additional newbuildings from Grandunion Inc. (“Grandunion”).
Total consideration for the dropdown of the five vessels is approximately $147.0 million, which includes approximately $93.0 million in assumed bank debt and other liabilities. The balance will be payments towards the newbuilding installments and will be financed with committed bank and shipyard credit facilities as well as cash from balance sheet. As a result of this transaction, NewLead’s fleet, including newbuildings, consists of 24 vessels — nine product tankers and 15 dry bulk carriers.
Michael Zolotas, President and Chief Executive Officer stated, “NewLead continues to transform its core fleet. Since we took control of the Company in October 2009, we acquired 17 vessels, including five newbuildings, while divesting inefficient non-core vessels. The three vessels in operation, Grand Markela, Grand Spartounta and Grand Esmeralda, are expected to generate approximately $11 million annual vessel EBITDA, based on prevailing market rates.”
Michael Zolotas continued, “We are continuously focused on refining our fleet and operations to create operational scale and an appropriate platform to support our growth.”
The two newbuildings are 35,000 dwt Handysize vessels, under construction at a first-class shipyard in Korea, scheduled to be delivered in the first quarter of 2011 and third quarter of 2012, respectively. Once delivered, each vessel will immediately be chartered-out for 12 years at a floor rate of $12,000 per day plus 40/60 profit sharing above $14,000 from a first-class European charterer. Upon delivery, the vessels are expected to add approximately $5 million in aggregate vessel EBITDA annually based on prevailing market rates.
As part of the overall transaction, NewLead has also secured the right of first refusal for three additional newbuildings. The three newbuildings are 81,000 dwt Kamsarmaxes, being constructed at a first-class shipyard in Korea, scheduled for delivery in 2013 with long-term charters attached.

Dropdown Vessels:

	Size		Built	Charter Rate
Vessel	(Dwt)	Type	/Delivery	(daily, net)	Charter Expiration
Grand Spartounta	135,070	Capesize	1989	$20,625	min: July 2010 max: Oct. 2010
Grand Esmeralda	69,458	Panamax	1990	$10,175 (+ profit sharing 50/50(1)	min: Dec. 2011 max: Apr. 2012
Grand Markela	71,733	Panamax	1990	$21,972	Min: Feb 2013 Max: Jun 2013
Newbuildings
SPP Hull H-4023	35,000	Handysize	NB 2/2011	$12,000 + 40/60 profit sharing(2)	12 years +/- 4 months
SPP Hull H-4029	35,000	Handysize	NB 7/2012	$12,000 + 40/60 profit sharing(2)	12 years +/- 4 months

Total Dwt:	346,261

NewLead’s Fleet:

	Size		Year	Charter Rate
Name	(dwt)	Vessel Type	Built	(daily, net)	Charter Expiration
Product Tanker Vessels
Stena Compass	72,736	Panamax	2006	$18,233 (bareboat rate) + 30% profit share above $26,000(3)	December 2010
Newlead Compassion	72,782	Panamax	2006		Spot
Newlead Avra	73,495	Panamax	2004		Spot
Newlead Fortune	73,495	Panamax	2004		Spot
Hiotissa	37,329	Handymax	2004	$19,013 + profit sharing above $19,500	min: April 2011 max: June 2011
Hiona	37,337	Handymax	2003	$19,013 + profit sharing above $19,500	min: March 2011 max: May 2011
Nordanvind(4)	38,615	Handymax	2001		Spot
Ostria(4)	38,615	Handymax	2000		Spot
High Land	41,450	Handymax	1992	$8,181	July 2010
Dry bulk Vessels
Newlead Victoria	75,966	Panamax	2002	$16,875(5)	min: October 2010 max: January 2011
Brazil	151,738	Capesize	1995	$28,985(6)	min: October 2014 max: February 2015
Australia	172,972	Capesize	1993	$20,391	min: November 2011 max: January 2012
China	135,364	Capesize	1992	$12,753	min: November 2015 max: October 2016

	Size		Year	Charter Rate
Name	(dwt)	Vessel Type	Built	(daily, net)	Charter Expiration
Grand Ocean	149,498	Capesize	1990	$15,360	min: December 2010 max: April 2011(7)
Grand Venetico	134,982	Capesize	1990	$17,760	min: June 2011 max: October 2011(8)
Grand Rodosi	68,788	Panamax	1990	$30,000	September, 2010
Grand Esmeralda	69,458	Panamax	1990	$10,175 + profit sharing 50/50(1)	min: Dec. 2011 max: Apr. 2012
Grand Markela	71,733	Panamax	1990	$21,972	Min: Feb 2013 Max: Jun 2013
Grand Spartounta	135,070	Capesize	1989	$20,625	min: July 2010 max: Oct. 2010
Newbuildings

			Expected
	Size		Delivery	Charter Rate
Name	(dwt)	Vessel Type	Date	(daily, net)	Charter term
TBN	92,000	Post-Panamax	Q2 2011	$14,438 + 50/50 Profit Sharing when 110% of BPI route index exceeds $17,000(9)	Seven year
TBN	80,000	Kamsarmax	Q4 2010	$28,710(10)	Seven years
TBN	80,000	Kamsarmax	Q4 2011	$27,300	Seven years
SPP Hull H-4023	35,000	Handysize	NB 2/2011	$12,000 + 40/60 profit sharing(2)	12 years +/- 4 months
SPP Hull H-4029	35,000	Handysize	NB 7/2012	$12,000 + 40/60 profit sharing(2)	12 years +/- 4 months

Total Dwt:	1,973,423

(1)	Profit sharing is based on 86% of the Baltic Panamax Average 4TC Routes.

(2)	Base rate $12,000. Above $14,000 profit sharing 40% based on open book accounting on actual earnings.

(3)	Vessel is under a bareboat charter party agreement. The operating expenses are for the account of the charterer. Accordingly, the vessel’s Time Charter Equivalent (TCE) rate is grossed up to reflect estimated daily operating costs. As a result, the vessel’s charter rate is adjusted to a TCE rate of $24,933, to include estimated operating costs of $6,700.

(4)	The sales of these vessels are expected to close during the third quarter of 2010.

(5)	After the end of the current time charter, the vessel is fixed for a period of 20-22 months earning 105% of the average of the 4 BPI routes less 5% commissions.

(6)	$28,985 for the first and second years, $26,180 plus 50/50 profit sharing for all years thereafter, (85% of the Cape Spot 4 TCE Avg. Minus $26,600). If Charterers exercise their option for M/V Grand Ocean 3rd year, Brazil 3rd year hire to remain $28,985

(7)	Charterer’s option for 1 additional year

(8)	Charterer’s option for 6 additional months

(9)	Charterer’s option for 1+1 additional years. Hire for 1st optional year $15,400 (net) plus 50/50 profit sharing. Hire for 2nd optional year $16,844 (net) plus 50/50 profit sharing.

(10)	$28,710 five years charter, plus two optional years (1+1). Owners’ put option for up to two year’s charter at a net charter rate between $20,000 and $28,000. This fixture is subject to Charterer not exercising their optional years, in order to secure seven-year charter duration for the vessel.

About NewLead Holdings Ltd.
NewLead Holdings Ltd. is an international shipping company that owns and operates product tankers, and dry bulk vessels. NewLead’s common shares are traded under the symbol “NEWL” on the NASDAQ Global Select Market. To learn more about NewLead Holdings Ltd., please visit the new website at www.newleadholdings.com.
“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995
This press release includes assumptions, expectations, projections, intentions and beliefs about future events. These statements, as well as words such as “anticipate,” “estimate,” “project,” “plan,” and “expect,” are intended to be ''forward-looking” statements. We caution that assumptions, expectations, projections, intentions and beliefs about future events may vary from actual results and the differences can be material. Forward-looking statements include, but are not limited to, such matters as future operating or financial results; statements about planned, pending or recent acquisitions and business strategy. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although NewLead believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, NewLead cannot assure you that it will achieve or accomplish these expectations, beliefs or projections described in the forward looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including changes in charter rates and vessel values, failure of a seller to deliver one or more vessels, and other factors discussed in NewLead’s filings with the U.S. Securities and Exchange Commission from time to time. NewLead expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in NewLead’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Investor Contact: Sarah Freeman CJP Communications +1 (212) 279 3115 x244	Media Contact: Elisa Gerouki NewLead Holdings Ltd. + 30 (213) 014 8023
# # #

4